Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

The following table sets forth for the periods indicated our ratio of earnings to combined fixed charges and dividends on our preferred stock.

	December 31,
	2014	2013	2012	2011	2010
EARNINGS
Earnings before minority interests and income taxes	(41,710)	(52,803)	(28,327)	1,668	8,306
Fixed charges	69,934	18,103	3,705	382	335

Adjusted earnings	28,224	(34,700)	(24,622)	2,050	8,641

FIXED CHARGES
Interest expense, excluding loss on early extinguishment of debt	42,495	15,798	3,207	191	205
Portion of rental payments deemed to be interest	27,439	2,305	498	191	130

Fixed charges	69,934	18,103	3,705	382	335

Preference dividends, net of tax	2,941	2,972	2,993	2,189	—

	December 31,
	2014	2013	2012	2011	2010
Ratio of Earnings to Combined Fixed Charges and Preference Dividends(1)	—	—	—	—	25.8

(1)	In the years ended December 31, 2014, 2013, 2012 and 2011, the ratio coverage is less than 1:1 and defaults to 0. The amounts (in thousands) of the deficiencies in the years ended December 31, 2014, 2013, 2012 and 2011 is $44,651, $55,775, $31,320 and $521, respectively.